JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

December 10, 2007	TSX-VENTURE: JNY
FRANKFURT: JL4

JOURNEY APPOINTS NEW MEMBER TO ADVISORY BOARD

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey” or the “Company”) is pleased to announce the appointment of Derek (Xi Zheng) Dong as a member of the Company’s Advisory Board effective December 10, 2007.

Mr. Xi Zheng Dong holds a Master’s degree in Economics from Xi’an Jiaotong University in China, and has over 25 years of experience in economic research and business management. He has published numerous articles and co-authored two books, Management Psychology and International Investing and Financing Theory for Modern Business, which have been used as textbooks for university courses in China. Mr. Dong has been involved in the banking industry in China since 1980, during which time he actively participated in China’s economic reforms and held positions as Director in Financial Marketing and Market Supervision for the Central Bank of China. Mr. Dong was also president of Rongxin Information and Technology Ltd., a high-tech company with a nationwide sales network and a director of Xi’an Eurasia University. Mr. Dong is currently president of H.L. Dynamic Canada Capital Inc., an investment finance consulting company.

Mr. Jack Bal, President of Journey, commented: “We are very pleased to have Mr. Dong join our Advisory Board and believe his considerable business and financial expertise will be of great benefit to the Company”.

The Company also announces that, under the Company’s Stock Option Plan, it has granted a total of 350,000 incentive stock options to certain Consultants of the Company, exercisable at a price of $0.30 per share for a term of five years from the date of grant.

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) and the Frankfurt Stock Exchange (Symbol : JL4). The Company is currently exploring three advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project and the Empire Mine Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Empire Mine Project is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. In addition, the Company recently entered into agreements whereby its has agreed to purchase a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine.

For Investor information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com , or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”
JATINDER (JACK) BAL
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the contents of this release.